SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

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Atlas Copco receives large-scale order for energy-efficient LNG technology

Stockholm, Sweden, April 23, 2007: Atlas Copco has won a major order for the liquid natural gas (LNG) market in partnership with marine specialist Hamworthy Gas Systems. Atlas Copco's share is more than MSEK 210 (MEUR 23), making it one of the largest-ever orders for the Gas and Process division.

South Korean shipyard Daewoo Shipbuilding and Marine Engineering has ordered next-generation systems for the reliquefaction of LNG on board seven vessels. In total, 14 nitrogen Atlas Copco companders (a three-stage nitrogen compressor coupled with an expansion turbine) and 14 boil-off-gas compressors will be delivered during 2008. The order was booked in the first quarter. The machinery will help reduce power consumption significantly compared to previous systems supplied.

"This latest order is evidence of the demand for energy-efficient products from our customers," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique. *"Our LNG experience and expertise working together with Hamworthy's innovative reliquefaction technology is continuing to prove a powerful combination in this growth market."*

Atlas Copco has partnered for many years with Hamworthy, a world leader in the design and manufacture of innovative marine and offshore fluid handling systems. The two companies have worked jointly in developing a next-generation LNG reliquefaction process and have carried out numerous LNG projects worldwide.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2006, Atlas Copco had 25 900 employees and revenues of BSEK 51 (BEUR 5.6). Learn more at www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. Its products are used primarily by the oil and gas, chemical/petrochemical process and power industries worldwide, and also by industries that specialize in gas production through air separation. The divisional headquarters and main production center is located in Cologne, Germany.

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Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka